UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number: 1-12838

BEMA GOLD CORPORATION
(Translation of registrant's name into English)

Suite 3100, 595 Burrard Street P.O. Box 49143
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Letter to Warrantholders Dated December 22, 20006

99.2	Letter to Optionholders Dated December 22, 2006

99.3	Letter of Transmittal for Registered Shareholders

99.4	Convertible Note due February 25, 2011

99.5	Information Circular for Special Meeting of Shareholders dated January 30, 2007

99.6	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation
(Registrant)

Date: December 27, 2006	By:	/s/ Roger Richer
Roger Richer
	Title:	Vice President Administration, General Counsel and Secretary